Consent
Peter Beaudoin, P. Eng

Date: August 25, 2006

I refer to Amendment No. 1 to the Registration Statement on Form F-4 (the Form “F-4”) dated as of today relating to the proposed merger of Continental Minerals Corporation with Great China Mining, Inc.

I hereby consent to the inclusion in the Form F-4 of excerpts and summaries of technical information and professional opinions drawn from a joint news release by Continental Minerals Corporation and Great China Mining, Inc., dated March 28 2006. I confirm that I have read the Form F-4 and that I have no reason to believe that there are any misrepresentations in the information contained in the Form F-4 as a result of the services that I performed.

/s/ Peter Beaudoin
Peter Beaudoin, P. Eng.